LEIFRAS Co., Ltd.

July 2, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Stringer
Adam Phippen

Re:	LEIFRAS Co., Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed June 13, 2025
File No. 333-283712

Ladies and Gentlemen:

This letter is in response to the letter dated June 24, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to LEIFRAS Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 6 to our registration statement on Form F-1 (the “Amendment No. 6”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form F-1

Prospectus Summary

Dilution, page 42

1.	We note your response to prior comment 2. Your historical net tangible book value per ordinary share should represent the amount of your total consolidated assets, minus the amount of goodwill, intangible assets, net, “deferred initial public offering costs” and total consolidated liabilities, divided by the total number of ordinary shares outstanding as of December 31, 2024. In our recalculation we get a historical net tangible book value per share of $0.21 which equals total shareholders’ equity of $6,614,065 less goodwill, intangible assets and deferred initial public offering costs (collectively totaling $1,428,050) divided by 24,910,619 shares.

Response: In response to the Staff’s comments, we have revised our disclosure on page 42 of the Amendment No. 6 to reflect the calculation of historical net tangible book value and its per share amount as the amount of total shareholders’ equity less goodwill, intangible assets, and deferred initial public offering costs, divided by the number of ordinary shares outstanding as of December 31, 2024. We have also revised the calculation of the as-adjusted net tangible book value and the as-adjusted net tangible book value per share on the same basis.

2.	We note your response to prior comment 3. Please revise your calculations in accordance with our dilution comment above.

Response: In response to the Staff’s comments, we have revised our disclosure on page 42 of the Amendment No. 6 in accordance with comment 1, and note that the sensitivity analysis disclosures in response to prior comment 3 remain unchanged, as they are based on relative changes in the offering price and the number of American depositary shares offered, and are not impacted by the revisions to the baseline net tangible book value calculation.

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Mitsuharu Yazawa
Name:	Mitsuharu Yazawa
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC